[Symantec Corporation Letterhead]
April 1, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief

Re:	Symantec Corporation
Form 10-K for the Fiscal Year Ended March 28, 2008
Filed May 21, 2008
Form 10-Q for the Quarter Ended October 3, 2008
Filed November 7, 2008
Form 10-Q for the Quarter Ended January 2, 2009
Filed February 9, 2009
Form 8-K Filed January 28, 2009
File No. 000-17781

Ladies and Gentlemen:
     This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated March 5, 2009, from Ms. Kathleen Collins to Mr. John W. Thompson of Symantec Corporation (the “Company”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment. References to page numbers in our responses are references to the page numbers in the applicable periodic report.
Form 10-Q for the Quarters Ended October 3, 2008 and January 2, 2009
Note 7. Goodwill, Acquired Product Rights, and Other Intangible Assets, page 13
1.	We note that based on a combination of factors, including “the current economic environment and a decline in [the Company’s] market capitalization,” you concluded during the quarter ended January 2, 2009 that there were sufficient indicators to require the Company to perform an interim goodwill impairment analysis, which resulted in a preliminary impairment charge of $7 billion. Considering the economic environment and the Company’s market capitalization at the time you filed the October 3, 2008 Form 10-Q, please tell us how your MD&A disclosures in such filing adequately addressed any known trends and uncertainties that were reasonably likely to have a material impact on your results of operations. In this regard, we note from your response to comment 7 in your letter dated December 19, 2008 that the Company began your impairment analysis in mid-November. Tell us how you considered providing disclosure in the October 3, 2008 Form 10-Q that address the existence of negative factors that may impact the recoverability of your goodwill. In addition, tell us how you considered updating your risk factor disclosures to address the potential impairment. Please Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Response:
     For many years, and in particular since its acquisition of Veritas in fiscal 2006, the Company has reported a substantial amount of goodwill on its balance sheet. In light of the significance of its goodwill balance the Company has closely monitored the status of this asset and, as further explained below, has provided disclosures in its SEC filings of the amount of its goodwill, of the risk of a potential impairment charge and of the accounting estimates undertaken to evaluate goodwill and other intangible assets. The Company has taken account of the application of Item 303(a)(3)(ii) of Regulation S-K and Section III. B.3 of SEC Release No. 33-8350 to its goodwill balance and the potential for impairment charges in the filing of its periodic reports, including in the filing of the Form 10-Q for the quarter ended October 3, 2008 (the “Form 10-Q”). For the reasons further discussed below, the Company did not believe that the then-recent negative factors of which it was aware that could impact the recoverability of goodwill warranted additional specific disclosures in the Form 10-Q.
     An initial matter observed by the Company was the strong performance it reported in the Form 10-Q. For the three and six months ended October 3, 2008, the Company reported net income of $140 million and $327 million compared to net income of $50 million and $145 million, respectively, for the three and six months ended September 28, 2007. For the six months ended October 3, 2008, cash flows from operating activities were $662 million compared to $682 million for the six months ended September 28, 2007. While not directly relating to the necessity of a goodwill impairment evaluation, these results did not portend a trend in operating results that would indicate an impairment of the Company’s goodwill.
     In addition, the Company’s market capitalization at October 3, 2008 was approximately $14.5 billion, compared to its book value at October 3, 2008 of approximately $11.19 billion. Notwithstanding the severe, virtually historic, drop in the trading prices for Nasdaq securities in October and early November 2008, the Company’s market capitalization as of November 7, 2008, the date of the filing of the Form 10-Q, of approximately $11.25 billion, was still in excess of its October 3, 2008 book value. At this time the Company believed that market prices for equity securities were as capable of rebounding from the abrupt decline occurring in the preceding 30+ days as they were of declining further. Consequently, in preparing the Form 10-Q the Company did not believe that there was a sufficient trend or uncertainty regarding an impairment charge that should be disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).
     While reaching the conclusion that additional specific trend/uncertainty disclosure was not required in MD&A, the Company did believe that it was important that the 10-Q adequately address the potential for future impairment charges against its goodwill balance. It felt that adequate disclosure of this situation existed, as follows:
     1) In the Form 10-Q, under Item 2, MD&A, under “Overview — Financial Results and Trends”, the Company addressed the adverse economic situation then prevailing:
     “While we reported increased revenue year over year, we are not immune to macroeconomic conditions. For example, if the challenging economic conditions affecting global markets continue or deteriorate further, we may experience slower or negative revenue growth and our business and operating results might suffer.”
     2) In the Form 10-Q under Item 2, MD&A, under “Overview — Critical Accounting Policies” the Company advised that except for two items explained immediately above in the Form 10-Q, “there have been no changes in our critical accounting estimates during the six months ended October 3, 2008 as compared to the critical accounting estimates disclosed in Management’s Discussion and Analysis of

Financial Condition and Results of Operations included in our Annual Report on Form 10-K.” In the Form 10-K for the year ended March 28, 2008 (the “Form 10-K”), under Item 2, MD&A, under “Critical Accounting Estimates — Valuation of goodwill, intangible assets and long-lived assets”, after reporting the amount of its goodwill and the process used to determine the fair value of its reporting units, the Company addressed the potential risk of goodwill impairment in future periods based on changes in estimates, as follows:
     “In the fourth quarter of fiscal 2008, we performed our annual impairment analysis of goodwill. If management’s estimates of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of our goodwill could change significantly. Such change could result in goodwill impairment charges in future periods, which could have a significant impact on our consolidated financial statements.”
     3) In the Form 10-Q under Item 1A, Risk Factors, the Company referred readers to the Risk Factors contained in Item 1A of the Form 10-K. The Company described relevant risks in the Form 10-K as follows:
          a) In “Fluctuations in demand for our products and services are driven by many factors, and a decrease in demand for our products could adversely affect our financial results.” the Company addressed the existence of negative factors that may impact its results of operations, as follows:
     “For example, if the challenging economic conditions in the United States or other key markets continue or deteriorate further, we may experience slower or negative revenue growth and our business and operating results might suffer.”
          b) In “We have grown, and may continue to grow, through acquisitions that give rise to risks and challenges that could adversely affect our financial results.” the Company advised that its acquisitions have risks, including:
          “Substantial accounting charges for restructuring and related expense, write-off of in-process research and development, impairment of goodwill, amortization of intangible assets, and stock-based compensation charges.” [Emphasis added]
          c) In “Accounting charges may cause fluctuations in our quarterly financial results.” the Company addressed the risk of a potential goodwill impairment, as follows:
“In addition, we will evaluate our long-lived assets, including property and equipment, goodwill, acquired product rights, and other intangible assets, whenever events or circumstances occur which indicate that these assets might be impaired. Goodwill is evaluated annually for impairment in the fourth quarter of each fiscal year or more frequently if events and circumstances warrant, and our evaluation depends to a large degree on estimates and assumptions made by our management. Our assessment of any impairment of goodwill is based on a comparison of the fair value of each of our reporting units to the carrying value of that reporting unit. Our determination of fair value relies on management’s assumptions of our future revenues, operating costs, and other relevant factors. If management’s estimates of future operating results change, or if there are changes to other assumptions such as the discount rate applied to future operating results, the estimate of the fair value of our reporting units could change significantly, which could result in a goodwill impairment charge.”
In light of these disclosures, the Company believed that the Risk Factors effectively addressed the potential for the future impairment of goodwill.

2.	Please describe for us, in reasonable detail, the specific facts and circumstances leading to the impairment charge. Also, please ensure that the MD&A disclosures in your upcoming Form 10-K adequately describe the circumstances leading to the charge and the assumptions and valuation models used to determine the fair value of the goodwill and intangible assets.
Response:
     The Company initiated an interim goodwill analysis primarily because, as described below, a significant decrease in stock price occurred in mid-November 2008 causing the Company’s market capitalization (fair value) to decline to significantly less than the Company’s estimated book value (carrying amount). As a result, the Company determined that an indicator of impairment existed as of mid-November 2008.
     The Company’s estimate of book value was approximately $11.19 billion as of October 3, 2008, which was the most recent date for which accurate data was available. During the course of two trading days, November 19th and 20th, 2008, a precipitous decline in the Company’s stock price caused the Company’s market capitalization to decline by approximately 19%, to a level that was significantly below estimated book value. These market events, together with the declining economic environment at the time, caused the Company to commence its interim goodwill impairment testing.
     As noted in Note 7 of the Form 10-Q for the period ended January 2, 2009, although the goodwill impairment analysis was not yet completed, the Company concluded that an impairment loss was probable and could be reasonably estimated and, accordingly, recorded a goodwill impairment charge of $7 billion, representing the Company’s best estimate of the impairment loss.
     The Company expects to complete the analysis prior to the filing of its Form 10-K for the fiscal year ended April 3, 2009 (the “2009 Form 10-K”). The Company plans to disclose the circumstances leading to the impairment charge and the assumptions and valuation models used to determine revised fair values for goodwill and intangible assets in the 2009 Form 10-K.
3.	Considering the impact the identification of reporting units can have on the determination of a goodwill impairment charge, please consider providing disclosure in the critical accounting estimates section of your upcoming form 10-K to include a discussion of how the Company identifies your reporting units, how goodwill is allocated to the reporting units, and whether there has been any changes in the number of reporting units, or the manner in which goodwill was allocated. We refer you to Section II.L.5 of the SEC’s Current Accounting and Disclosure Issues in the Division of Corporation Finance (as updated November 30, 2006).
Response:
     The Company acknowledges the Staff’s comments and will include disclosure of how reporting units are identified, any changes in the number of reporting units and the manner in which goodwill has been allocated in the Critical Accounting Estimates section of the 2009 Form 10-K.
Form 8-K Filed January 28, 2009
4.	We note the Company’s disclosures regarding the non-GAAP revenue adjustment for deferred revenue acquired in your various purchase acquisitions. We further note that the Company believes this adjustment “provides information about the operating impact of the acquired businesses in a manner consistent with the revenue recognition for our pre-existing products and services.” Please explain further this statement. For instance, tell us whether you believe the non-GAAP revenue is representative of the Company’s on-going performance assuming the deferred revenue contracts renew upon expiration or tell us if this is just a one time adjustment to reflect the acquiree’s historical revenues. If the former is the case, tell us how you determined that these contracts will be renewed and revise your disclosures in the future to more clearly explain the reasons for the non-GAAP revenue disclosures. If the latter is the case, then explain further how you use this information in managing your business and why you believe it is useful to your investors.
Response:
     By way of background, similar to the way in which the Company records and ultimately recognizes deferred revenue, businesses that the Company acquires frequently have recorded deferred revenue that would be recognized over a discrete future time frame. The Company assumes the future performance obligations that are associated with the deferred revenue. However, in accordance with applicable acquisition accounting standards, the Company writes down this deferred revenue to its fair value and, of course, recognizes as revenue in the post-acquisition period only the reduced fair value of the acquired deferred revenue. As such, the acquisition results in an amount of revenue being “lost” in that it is never recognized by the acquired or acquiring company, even though all of the obligations to the customer remain in place.
     It is the situation described in the preceding paragraph to which the Company is referring in the language quoted in the comment. That is, the purpose of adding back deferred revenue from prior period acquisitions is to capture the amount of deferred revenue written off under acquisition accounting principles, so that the non-GAAP revenues reflect the amount of current period revenue that would be recognized if the original transaction had been booked and performed by the Company (rather than the acquired entity). These adjustments are made only with respect to deferred revenue relating to obligations assumed by the Company to provide maintenance or support to the customer of the acquired business. The Company does not add back any license revenue of an acquired business that was included in the deferred revenue purchase accounting adjustment.
     The Company believes that this non-GAAP revenue presentation is appropriate both because it reveals, on a basis consistent with the Company’s own revenue recognition policies, the revenue associated with maintenance and support obligations actually assumed by the Company and because the Company has historically experienced high renewal rates on its acquired maintenance and support contracts and expects that most customers will continue to renew these arrangements. The Company also believes that the non-GAAP revenue disclosures enhance investors’ ability to conduct period-over-period analyses of the Company’s results that reflect the full impact of the acquired business’s results together with the results from the Company’s pre-existing products and services. Furthermore, the Company tracks and reviews the non-GAAP revenues for its internal purposes, including for the calculation of operational performance for compensation purposes in its Executive Annual Incentive Plans for its Named Executive Officers as well as for the other members of its employee base who are eligible for bonuses.
     In response to the Staff’s comment, the Company will add further clarifications for the reasons for the non-GAAP revenue disclosure in its future filings.
* * *

     Please direct any comments or questions regarding this filing to me at (408) 517-7929 or to George Harrington, Chief Accounting Officer of the Company, at (408) 517-7300.

Very truly yours,
/s/ James A. Beer
James A. Beer Executive Vice President and Chief Financial Officer Symantec Corporation

cc:	V. Paul Unruh, Chair, Audit Committee of the Board of Directors
John W. Thompson, Chief Executive Officer
Scott Taylor, Executive Vice President and General Counsel
George Harrington, Senior Vice President, Finance and Chief Accounting Officer
Jana Barsten, KPMG LLP
Daniel J. Winnike, Fenwick & West LLP